Exhibit 21

ANI PHARMACEUTICALS, INC.

The following is a list of subsidiaries of ANI Pharmaceuticals, Inc., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as of December 31, 2023:

Name	Jurisdiction of Incorporation or Organization
ANIP Acquisition Company	Delaware
ANI Pharmaceuticals Canada Inc.	Canada
Novitium Pharma, LLC	Delaware
New Castle Pharma LLC	Delaware
Novitium Labs Private Limited	Delaware
New Castle Pharma Real Estate LLC	Delaware
ANI Rare Disease Patient Assistance Program, Inc.	Delaware